SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549


                               FORM 8-K


                            CURRENT REPORT


                Pursuant to Section 13 or 15(d) of the
                   Securities Exchange Act of 1934.



           Date of Report (Date of Earliest event reported):
                             July 11, 1996


                          AMERICAN TOYS, INC.
        (Exact name of registrant as specified in its charter)


Delaware                    0-24742             13-3704059
State of                    Commission File     IRS Employer
Incorporation               Number.             Identification No.


                         448 West 16th Street
                       New York, New York  10011
                Address of principal executive offices

   Registrant's telephone number, including area code (212) 391-2272


                                 None
     (Former name or former address, if changed since last report)

Item 1.  Changes in Control of Registrant.

       American Toys, Inc. ("the Company"), has entered into a stock purchase agreement with Labyrinth Communication Technology Group, Inc. ("Labyrinth"), whereby the Company will acquire 51% of the outstanding shares of common stock of Labyrinth. Specifically, the Company will purchase 20% of Labyrinth's shares for $2,000,000 and exchange
2,250,000 of the Company's shares for 310,000 shares of Labyrinth, which shares are held by one of Labyrinth's stockholders. Upon consummation of this agreement Dr. Oliver Hilsenrath, the founder of both Labyrinth and Mantra, will become the president and chief executive officer of the Company.

       Labyrinth is a development stage company which is engaging in the research and development of wireless communications technology.
Presently, Labyrinth is in the process of developing a series of products geared to improving the efficiency of resource utilization in wireless base stations by a mix of radio and software technologies. The technology through computerized programming, if developed, will provide for the flexibility of allocating channels geographically by consumer demand. Presently, Labyrinth is in the process of raising $948,000 through a private placement offering.

       The Company has commenced a private placement offering of its Common Stock consisting of the sale of 600,000 shares of Common Stock for gross proceeds of $1,500,000. Simultaneously with the closing of said offering, Ilan Arbel, the former president of the Company has agreed to exercise an option granted to Mr. Arbel to purchase 1,000,000 shares of the Company's Common Stock at $1.00 per share, and Mr. Arbel has further agreed to exercise an additional option to invest another $1,000,000 on or before August 30, 1996. Investment's with respect to the private offering of 600,000 shares and the proceeds of the exercise of options by Mr. Arbel will be used to invest in Labyrinth and Mantra Technologies, Inc. as hereinafter described. Mr. Arbel has been granted options under an employment agreement to purchase 1,000,000 shares at $1.00 for five years and an additional 2,250,000 shares at $1.33 until December 31, 1996.

       The Company has commenced negotiations to acquire 51% of the outstanding shares of Mantra Technologies, Inc. ("Mantra") and an option to purchase the remaining 49% of the outstanding shares for $500,000. Pursuant to the terms of the purchase, the Company would have the right to acquire the remaining 49% of the outstanding shares of Common Stock in exchange for an aggregate of 1,000,000 shares of the Company's
Common Stock. In order for the Company to exercise its option the closing bid price of the Common Stock must have been $5.00 for the previous 30 trading days prior to the date of exercise. Mantra is a development stage company which is developing an advanced user interface for the Internet and other data bases. The software acquaints itself with the user and probes the data basis gathering items which correlate to the users.

       Pursuant to the consent of the majority stockholder of the Company, Mister Jay Fashions International, Inc., the Company has been authorized to change its name to U.S. Wireless Corp., and will file an amendment to its certificate of incorporation to effect same.

Item 2.  Acquisition or Disposition of Assets.

       The Company's Board of Directors, pursuant to the consent of the majority stockholder of the Company, Mister Jay, has authorized the spinoff of the shares of common stock of Play Co. Toys & Entertainment
Corp. ("Playco") owned by the Company. The record date for stockholders of the Company to receive the distribution of the shares of Playco is August 15, 1996. Presently, the Company owns 2,548,930 or approximately 66% of the outstanding shares of common stock of Playco. In addition, the Company, as majority stockholder of Playco has authorized the conversion of its Series D Preferred Stock owned by the Company to be converted into 1,157,028 shares of Playco's common stock, based on the average closing bid price ($1.21) of Playco's shares for the period from March 1, 1996 to May 31, 1996. Initially, Playco was indebted to the Company for
$1,400,000, which was converted into a voting preferred stock. Playco is in the process of preparing an information statement to be mailed to its shareholders describing the spinoff and the amendments to its certificate of incorporation. In June 1996, EVC, an affiliate of Ilan Arbel acquired 3,106,005 shares of the Company's Common Stock for 400,000 shares of common stock of Multimedia Concepts International, Inc., which shares shall not be subject to the distribution.

       At the time of the distribution of the Playco shares, there will be 5,600,000 shares outstanding, of which 2,493,000 shares will be eligible for the distribution. In the event that the Series D Preferred Stock is converted the Company will own 3,705,959 shares of Playco's common stock, which shall be distributed at the rate of approximately 1.49 shares for each share owned of the Company.

                              SIGNATURES



       Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.



                                         AMERICAN TOYS, INC.


                                  By:
                                         Dr. Oliver Hilsenrath
                                         President and Chief Executive
Officer